NUANCE COMMUNICATIONS, INC.	ONE WAYSIDE ROAD BURLINGTON, MA 01803	781 565 5000 NUANCE.COM
June 8, 2009
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Kathleen Collins
Accounting Branch Chief

Re:	Request for Extension of Response Time to Ms. Collins’ May 22, 2009 Comment Letter on the Nuance Communications, Inc. Form 10-K for the Fiscal Year Ended September 30, 2008, Form 10-Q for the fiscal Quarter Ended March 31, 2009 and Forms 8-K filed February 9, 2009 and May 11, 2009
Dear Ms. Collins:
As discussed with Michael Johnson, we respectfully request an extension of time to respond to your comments dated May 22, 2009 relating to the above referenced Form 10-K, Form 10-Q and Forms 8-K (File No. 000-27038), filed with the Securities and Exchange Commission on December 1, 2008, May 11, 2009, February 9, 2009 and May 11, 2009, respectively, (the “Comment Letter”). We are requesting this extension to allow us additional time to formulate thorough responses to the Comment Letter. As indicated to you, we intend to provide our responses to the Comment Letter on or before June 22, 2009.
If you have any questions relating to the foregoing, please do not hesitate to contact me at 781-565-5277.
Sincerely,
/s/ Garrison R. Smith
Garrison R. Smith
Associate General Counsel

cc:	Paul Ricci Jo-Anne Sinclair Thomas Beaudoin